
© Pam Voth

Botswana
MOBILE SAFARI

Investment level: $100,000

Perk: 11-Day Botswana Mobile Group Safari for Two People*

* Dates to be determined based on vendor availability and guests' desired travel dates. Details of itinerary subject to change.



Overview

Botswana is a wildlife photographer's dream destination offering an abundance of charismatic wildlife, birds, and stunning wilderness landscapes.

Welcome to the Botswana Mobile Group Safari, an all-inclusive 11-day/10 night epic journey where you can immerse yourself in wildlife viewing and photography while you create memories that will last a lifetime – and lots of content you can share on Mammalz!

Your mobile group safari expedition will visit Botswana's three most productive areas for wildlife viewing and photography, the Khwai River in the Okavango Delta; and the Savute Marsh and Chobe River Front in Chobe National Park.

Your journey starts in Maun and ends in Kasane and features game drives in vehicles specially outfitted for photographers (everyone has a window seat!); a Khwai river mokoro (traditional dugout canoe) experience; and riverboat excursion on the Chobe River.

Summary of Itinerary

Day 1: Meet in Maun, Botswana, overnight at hotel (1 night)

Day 2: Road transfer to Khwai River in the Okavango Delta, Mobile camp (3 nights)

Day 3 & 4: Explore Khwai River/Okavango Delta, including a relaxing Mokoro (traditional dugout canoe) trip, Mobile camp

Day 5: Road transfer to Savute area, Chobe National Park, Mobile camp (3 nights)

Day 6 & 7: Explore Savute, Mobile camp

Day 8: Road transfer to Chobe River Front, Mobile camp (3 nights)

Day 9: Explore Chobe River Front, Mobile camp

Day 10: Morning game viewing in Chobe, Afternoon boat cruise on Chobe River.

Day 11: Morning game drive and wildlife viewing along Chobe River Front, road transfer to Kasane International Airport for departure flight.


Steven Stockhall

Detailed Itinerary

From Maun to Kasane, spend 11 days/10 nights exploring the amazing wildlife and habitats of Northern Botswana. Enjoy one night in hotel followed by 9-nights under canvas on a fully-supported, all-inclusive mobile expedition to Botswana's best locations. Immerse yourself in wildlife photography in three distinct locations, spending three nights in each: Khwai River (Okavango Delta), Savute and Chobe Riverfront (both in Chobe National Park)

Day 1| Maun, Botswana
Guest House
Twin Room basis (1night)

Maun is the safari capital of Botswana and is a perfect starting point. Upon your arrival at the Maun International Airport (MUB), you will be met and transferred to the hotel. Meet and dine with other members of the group you'll be traveling with for the next several days.
Dinner, Breakfast only

Day 2 | Okavango Delta's
Khwai River
Mobile Camp (3 nights)

Today, you'll head to the Khwai River, the easternmost extremity of the 18000 km2 Okavango Delta. The Okavango itself is a large alluvial fan spreading out over the Kalahari sands. It is the single largest intact ecosystem in Southern Africa and recently was awarded the World's one-thousandth World Heritage site.

Khwai River is noted as an extremely game rich destination with plenty of predator action. Here, Leopards are frequently sighted as well as excellent opportunities to see African Wild Dog packs denning and hunting. There are many bull Elephants in the area, large pods of Hippopotamus, aquatic antelope like Red Lechwe and Water Buck and good populations of Giraffe and Zebra. As the area is on the edge of the Okavango Delta, bird life is abundant, especially aquatic birds and raptors.

Day 3 & Day 4

Explore the Khwai riverfront on game drives in vehicles outfitted especially for photographers. Experience the gliding peaceful smoothness of a ride in a traditional Mokoro dugout canoe. The Mokoro drivers stand at the back of the boat and use a long pole to propel you silently through the still water channels lined by reeds and papyrus.

Day 5 | Chobe National Park Savute Mobile Camp (3 nights)

Savute lies in the heart of the 11600 km2 Chobe National Park. A system of small hills and a dry river bed, Savute provides stunning backdrops for photographers. In some years, the Savute Channel with its source in Linyanti, has been known to flow. The water finishes in an open area called the Savute Marsh. Savute is well known for predators, especially Lions. There are two frequently seen prides known as the Marsh pride and Hill pride respectively. Leopard and African Wild Dogs are frequently seen here and from time to time Cheetah. Birdlife is abundant and the area is good for the likes of Ostrich and Kori Bustards as well as excellent Raptor sightings. The area is also noted for big bull Elephants around water holes.

Day 6 & Day 7

Explore the Savute Marsh.

Day 8 | Chobe National Park Chobe River: Mobile Camp (3 nights)

The Chobe River forms the International border with Namibia and drains into the Zambezi River. It is here that one finds the greatest concentration of African Elephants on Earth. It is the greatest destination to spend time with Elephants but the river itself supports an abundance of wildlife. Large herds of African Buffalo, Plains Zebra, Giraffe, Impala, and Kudu are frequently sighted. The sheer numbers of birdlife are extraordinary as well as large numbers of Nile crocodile. Huge pods of Hippopotamus occupy the river system.

Day 9 & Day 10

Explore the Chobe River including an afternoon boat cruise on a specialized watercraft outfitted for photographers to get up close to wildlife visiting the river banks for those water level shots.

Day 11

Your safari has come to an end. Today, our early morning game drive will be followed by a transfer to Kasane international Airport for your departing flight.


© Pam Voth

Accommodations

Accommodation is on a twin sharing basis in spacious walk-in tents each with a stretcher and a made up bed and en-suite ablutions. Two basins are located outside each tent. There are bucket showers (best experience ever!) and long drop loos for ablutions. Remember that each private wilderness site visited has no amenities other than what is brought along. This means that you'll truly only leave your footprints – a good way to be!

Your safari is fully supported by crewmembers who make sure that you are comfortable on your journey. They do this by providing healthy breakfasts of cereal, yogurt, and toast with plenty of tea and coffee available. Mid-morning, you'll stop for a short tea break in the shade of a tree. Lunch is sometimes served in camp or under a tree in the form of a picnic lunch. Dinners are a three-course affair with soup to start and a hearty main course followed by dessert. Vegetarian meals and any other dietary restrictions can be planned for with advance notice.


Steven Stockhall

Safari Vehicles

Safari vehicles are adapted to carry 6 people. Each person has a window seat to maximize their wildlife viewing and photographic experience. The vehicles carry bean bags to support camera equipment, a tea box for morning break and a cooler box or fridge. Each vehicle has a charging facility to recharge camera batteries, iPads, iPods, and laptops. Your guides and staff are passionate about the wilderness, the animals, and the people who travel with on the mobile safari journey. Their highest priority is to send everyone home with an amazing experience and the desire to help spread the word about the importance of conservation.


B494 AFK
Steven Stockhall

What’s Incuded:

All accommodation on twin sharing basis

All meals while camping (BLD basis)

Dinner and breakfast at Maun hotel

Camping and Park fees

All Game drives during camping

One Mokoro ride on Khwai River

One Pangolin Boat trip on Chobe River

Still water and drinks while on safari

Alcoholic drinks for dinner and sundowners

Airport and border transfers

Accommodation in Maun

What’s NOT Incuded:

Medical & Travel Insurance

All flights to and from Botswana

Any items of a personal nature

Staff Tips & Gratuities

Other activities not included in this itinerary: (ie: scenic flight)

Donations to Conservation projects

Visa/Passport fees

Single supplement

Gallery


© Pam Voth










© Pam Voth


















© Pam Voth


© Pam Voth

* Dates to be determined based on vendor availability and guests' desired travel dates. Details of itinerary subject to change.